                                                Filed pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-10939

PROSPECTUS

                                 55,000 Shares
                        GULF SOUTH MEDICAL SUPPLY, INC.
                                 COMMON STOCK

                            --------------------

       This Prospectus relates to the resale of up to 55,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Gulf South Medical Supply, Inc. ("Gulf South" or the "Company") by a certain stockholder of the Company (the "Selling Stockholder"). The Selling Stockholder may sell the Shares from time to time in transactions on the Nasdaq National Market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholder may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholder or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholder" and "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

       The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol GSMS. On January 14, 1997, the closing sale price of the Common Stock was $26.00 per share.

       INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER
                         "RISK FACTORS." SEE PAGE 6.

                            --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            --------------------

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.

                            --------------------

                The date of this Prospectus is January 15, 1997.

       This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                             ADDITIONAL INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Chicago, IL 60621; and Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market, and such reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Additionally, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

       The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission as described above, and copies of all or any part thereof may be obtained from such facilities upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in this
Prospectus:

       (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including portions of the Company's Proxy Statement dated March 15, 1996 for its Annual Meeting of Stockholders held on April 18, 1996;

       (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as amended by Form 10-Q/A, Amendment No. 1, filed on July 26, 1996;

       (iii)  Quarterly Report on Form 10-Q for the quarter ended June 30,
1996;

       (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

       (v)    Current Report on Form 8-K dated November 19, 1996;

       (vi)   Current Report on Form 8-K dated December 26, 1996; and

       (vii) The section entitled "Description of Registrant's Securities to be Registered" contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and declared effective on March 24, 1994, including any amendment or reports filed for the purpose of updating such description.

       Each document subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the shares of Common Stock made hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Stanton Keith Pritchard, Secretary, Gulf South Medical Supply, Inc., 426 Christine Drive, Ridgeland, Mississippi 39157; telephone
(601) 856-5900.

       Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.





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
                                  THE COMPANY

       Gulf South is a leading national distributor of medical supplies and related products to the long-term care industry. The Company provides products and services to approximately 8,500 long-term care facilities in all 50 states. The Company's customers range from independent nursing home operators to large national chains offering a broad range of healthcare services, such as Beverly Enterprises Sun Heathcare Group, as well as home healthcare providers, hospices and sub-acute, rehabilitative and transitional care providers. Through its nine full-service regional distribution centers, the Company offers both national coverage to multi-facility customers and local service to individual facilities and independent operators. Gulf South believes that it has achieved its success to date due to the expertise gained from more than eleven years of focus on the long-term care industry and its strong commitment to providing superior service to its customers.

       According to the latest industry data available, sales of medical supplies and related products to the nursing home segment of the long-term care industry in the United States were more than $1.5 billion in 1993 and the Company estimates that such sales are growing at an annual rate in excess of 10%. The Company also believes that the home healthcare and sub-acute care segments are growing at a faster rate than the nursing home segment of the long-term care industry. Economic, regulatory, political and demographic factors are causing an increase in the demand for the services provided by long-term care facilities and in the need for facility operators to provide patients with a broader variety of medical supplies on a cost-effective basis. In addition to the aging of the U.S. population, these factors include cost containment measures initiated by public and private reimbursement programs and the emergence of long-term care facilities as an effective non-hospital setting in which sub-acute medical and rehabilitative care can be provided to medically stable patients.

       The Company believes that its ability to compete in the long-term care market is enhanced by its emphasis on offering customers a single source for over 10,000 products at competitive prices, coupled with convenient ordering procedures, accurate and complete fulfillment of small and "broken case" orders, and consistent and reliable deliveries. The Company estimates that it ships more than 95% of all orders received on the same day the order is placed, with a fill rate of 98%. The Company also provides its customers with value-added services designed to assist in managing inventory usage and controlling costs. These services include monthly usage reports, inventory control/ancillary billing software, next-day invoicing and customized programs such as bar code labeling and customer-specific ordering guides. In addition, the Company utilizes its electronic data interface (EDI) capabilities to streamline and simplify the ordering and invoicing process for certain of its major customers, as well as to ensure accurate order entry and fulfillment.

       The Company's net sales have grown at a compound annual rate of 42.0% over the past five years, from $32 million in 1991 to $130 million in 1995. Operating income over this period grew at a compound annual rate of 48.1%, from $3.0 million in 1991 to $13.7 million in 1995. Net sales and operating income for the nine months ended September 30, 1996 were $131.0 million and $13.2 million, respectively. The Company believes that it is well-positioned to pursue growth opportunities in the long-term care industry. The Company's principal growth strategies are to increase its sales to existing customers by continuing to meet their product and service needs as they grow, to add new customers, including large national chains and group purchasing organizations, to expand its presence in the home healthcare and sub-acute, rehabilitative and transitional care segments of the long-term care industry, and to augment its internal growth with the acquisition of distributors that serve complementary markets or that supplement the Company's presence in existing markets.



                            --------------------


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
       The Company originally was incorporated in Mississippi in 1982 under the name of Gulf South Supply Company of Mississippi and changed its name to Gulf South Medical Supply, Inc. in 1988. In 1993, the Company was reincorporated in Delaware. The Company's principal executive offices are located at 426 Christine Drive, Ridgeland, Mississippi 39157, and its telephone number is
(601) 856-5900. As used in this Prospectus, the terms "Gulf South" and the "Company" refer to Gulf South Medical Supply, Inc., a Delaware corporation, and its predecessor, unless the context otherwise requires.





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
                                  RISK FACTORS

       In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

       Intense and Increasing Competition. The Company faces intense competition from a variety of regional, local and national distributors. Barriers to entry in the long-term care distribution industry are relatively low, and the risk of new competitors entering the market, particularly on a local level, is high. In response to competitive pressures, the Company has in the past lowered, and may in the future lower, selling prices in order to maintain or increase market share, which has resulted, and may in the future result, in lower gross margins. Although several national distributors and healthcare manufacturers presently sell to the long-term care market, to date the long-term care market has not been a primary focus for such distributors and manufacturers. However, national distributors and manufacturers, many of which have substantially greater capital resources, sales and marketing experience and distribution capabilities than the Company, may focus their efforts more directly on the long-term care market. Hospitals that form alliances with long-term care facilities to create integrated healthcare networks may look to national distributors and manufacturers to furnish products to their long-term care affiliates. Because the national distributors may have cost advantages over the Company due to their ability to purchase products in large volumes, the Company may experience significant pricing pressures from these and other competitors which could adversely affect the Company's business and operating results.

       Risks Associated with Acquisition Strategy. A key element of the Company's growth strategy is to augment its internal growth with the acquisition of medical supply distributors, and inventory and facilities of such distributors, that serve complementary markets or that supplement the Company's presence in existing markets. Certain of these businesses may be marginally profitable or unprofitable. In order to achieve anticipated benefits from these acquisitions, the Company must successfully integrate the acquired businesses with its existing operations and no assurance can be given that the Company will be successful in this regard. In the past the Company has incurred one-time costs and expenses in connection with acquisitions, and it is likely that similar one-time merger costs and expenses may be incurred in connection with any future acquisitions, including the write-off of unsold inventory and unused assets. In addition, attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the possible need to obtain regulatory approvals. There can be no assurance that the Company will be able to complete future acquisitions. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings, including bank borrowings. Any financing, if available at all, may be on terms which are not favorable to the Company. The Company may also issue shares of its Common Stock to acquire such businesses, which may result in dilution to the Company's existing stockholders.

       Concentration of Customers. The Company depends on a limited number of large customers for a significant portion of its net sales. Consolidation among long-term care providers and the growth of the Company's business with large chains could increase such dependence. In the year ended December 31, 1995 and in the nine months ended September 30, 1996, the Company's largest five customers accounted for approximately 30.8% and 33.8%, respectively, of net sales. Beverly Enterprises accounted for 16.6% of net sales for the year ended December 31, 1995. As is customary in its industry, the Company does not have any long-term contracts with its customers and sells on a purchase order basis only. The loss of, or significant declines in the level of purchases by, one or more of these customers would have a material adverse effect on the Company's business and results of operations. Although the Company has not to date experienced any failure to collect accounts receivable from its largest customers, an adverse change in the financial condition of any of these customers, including as a result of a change in governmental or private reimbursement programs, could have a material adverse effect upon the Company's results of operations or financial condition. In addition, the expansion of the Company's business with large chains has in the past resulted in competitive pricing pressures and lower operating margins and such pressure on margins may continue in the future.

       Risks of Business Growth and Changing Market Conditions. A key element of the Company's growth strategy is to increase sales to existing and new customers, including both large chains and independent operators, by adding one or more new strategic distribution centers or expanding existing distribution centers and by hiring additional direct sales or other personnel and through national account sales efforts. Such efforts will result in increased operating expenses. There can be no assurance that the establishment of new strategic distribution centers, the expansion of existing distribution centers, the addition of new sales or other personnel or national account sales efforts will result in additional revenues or operating income. The Company's growth plans also could place significant demands upon the Company's management and financial resources. The expansion of the Company's business with large chains has in the past resulted in competitive pricing pressures and lower operating margins and such pressure on margins may continue in the future. As a result of changes occurring in the long-term care market, both the nature of the Company's customer base as well as products and services required by its customers are changing. The failure of the Company's management to effectively respond to and manage changing business conditions, including changes in customer requirements and changes to the Company's overall product mix, could have an adverse effect on the Company's business and results of operations. As a result of these factors, the Company could experience fluctuations in operating results.

       Dependence on Management. The continued success of the Company's operations will depend largely upon the continued services of its executive officers, in particular Thomas G. Hixon, Guy W. Edwards and Steven L. Richardson, who serve as President, Senior Vice President and Vice President of Operations, respectively. The loss of service of one or more of such executive officers could adversely affect the Company's business. The Company does not have written employment agreements with such individuals but does have noncompetition agreements with them, which extend for two years after termination of employment. The Company presently maintains keyman life insurance on Thomas G. Hixon in the amount of $1,500,000 and on Guy W. Edwards and Steven L. Richardson, each in the amount of $500,000. The Company's future success will also be dependent, in part, upon the Company's ability to attract and retain additional qualified managers and employees.

       Reliance on Centralized Business Systems and on Third Parties. Because the Company believes that its success to date is dependent in part upon its ability to provide prompt, accurate and complete service to its customers on a price-competitive basis, any disruption in its day-to-day operations or material increases in its cost of procuring and delivering products could have an adverse effect on its results of operations. Any failure of either its management information system or its telephone system, both of which are located at the Company's principal distribution center in Jackson, Mississippi, could adversely affect its ability to receive and process customer orders and ship products on a timely basis. Any significant expansion of the Company's business, either through the addition of new customers, expansion of business with existing customers or through acquisitions, could also result in the need to increase the capacity and capability of the Company's management information system or telephone system. Strikes or other service interruptions affecting United Parcel Service or other common carriers used by the Company to ship its products could also impair the Company's ability to deliver products on a timely and cost-effective basis. In addition, because the Company typically bears the cost of shipment to its customers, any increase in shipping rates could have an adverse effect on the Company's operating results.





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
       In order to provide prompt and complete service to its customers, the Company maintains a significant investment in product inventory (approximately $23.0 million at September 30, 1996) at its eleven warehouse locations. Although the Company closely monitors its inventory exposure through a variety of inventory control procedures and policies, there can be no assurance that such procedures and policies will continue to be effective or that unforeseen product developments or price changes will not adversely affect the Company's business or results of operations. In addition, the Company may assume the inventory of distributors that it acquires which includes product lines or operating assets not normally carried or used by the Company. These product lines or assets may be difficult to sell, resulting in the Company writing off any such unsold inventory or unused assets in future periods.

       National Health Care Reform. National health care reform has been the subject of a number of legislative initiatives by Congress. Although the Company is not itself presently subject to significant direct federal or state regulation, its customers are highly regulated, and any legislative or regulatory changes which affect them may also indirectly affect the Company. Due to uncertainties regarding the ultimate features of health care reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company's customers or on the Company. The actual announcement of reform proposals and the investment community's reaction to such proposals, announcements by competitors of their strategies to respond to reform initiatives and general proposals, and general industry conditions could produce volatility in the trading and market price of the Company's Common Stock.

       Anti-Takeover Provisions; Possible Issuance of Preferred Stock. The Company's Amended and Restated Certificate of Incorporation and By-laws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock.

                              SELLING STOCKHOLDER

       The following table sets forth certain information with respect to the Shares held by the Selling Stockholder. The Shares may be offered from time to time by the Selling Stockholder. See "Plan of Distribution."

                                     Shares Beneficially Owned                      Shares Beneficially Owned
                                        Prior to Offering(1)     Shares Offered        After Offering(1)(2)
                                     --------------------------  Pursuant to this   --------------------------
             Name                      Number       Percent        Prospectus         Number        Percent
             ----                      ------       -------        ----------         ------        -------
Richard W. Bayer ...............       55,000          *             55,000             0              0

-------------------

*      Less than 1% of the outstanding Common Stock.

(1) The number of shares of Common Stock deemed outstanding includes 16,264,923 shares of Common Stock outstanding as of January 14, 1997.

(2) Assumes that the Selling Stockholder will sell all of the Shares registered hereunder. The Selling Stockholder may sell all or any part of his Shares pursuant to this Prospectus.

       The Selling Stockholder acquired his Shares in connection with the Acquisition (as defined below).

       In February, 1996, the Company acquired all of the outstanding shares of capital stock of Bayer Medical Service Systems, Inc. ("Bayer Medical"), an Ohio Corporation (the "Acquisition"), pursuant to a Stock Purchase Agreement dated as of February 12, 1996 among Bayer Medical, Richard W. Bayer, as sole stockholder, and Gulf South (the "Acquisition Agreement"). The Acquisition was accomplished through an exchange of 151,724 shares of the Company's Common Stock for all of the outstanding shares of capital stock of Bayer Medical. Following the Acquisition, Richard W. Bayer became Vice President - Business Development of Gulf South. The Acquisition has been accounted for under the pooling-of-interests method. The purchase price and terms for the transaction were determined in arms-length negotiations.

       The Selling Stockholder represented to the Company that he was acquiring the Shares as principal for his own account for investment and not with a view to, or for sale in connection with, any distribution thereof in contravention of the Securities Act or any other applicable securities legislation. In recognition of the fact, however, that the Selling Stockholder may want to be able to sell his shares when he considers it appropriate, in connection with the Acquisition Agreement, the Company agreed to file the Registration Statement with the Commission to effect the registration of the resale of the Shares under the Securities Act and to use reasonable efforts to keep the Registration Statement effective until February 29, 1998.

                              PLAN OF DISTRIBUTION

       The Shares offered hereby may be sold from time to time by the Selling Stockholder for his own account. The Company is responsible for the expenses incurred in connection with the registration of the Shares. The Company will not receive any of the proceeds from this offering. The Selling Stockholder will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

       The distribution of the Shares by the Selling Stockholder is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholder or by pledgees, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholder may be sold from time to time in transactions on the Nasdaq National Market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholder may sell his Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholder and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholder in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

       Any shares covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

       Since the Selling Stockholder is not restricted as to the price or prices at which he may sell his Shares, sales of such Shares at less than the market prices may depress the market price of the Company's Common Stock.

       Harris Trust and Savings Bank, 311 West Monroe, Chicago, Illinois 60690, is the transfer agent for the Company's Common Stock.

                                 LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. A partner of Testa, Hurwitz & Thibeault, LLP is the holder of 2,000 shares of Common Stock.

                                    EXPERTS

       The financial statements and financial statement schedules of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein, and are included in reliance upon such report incorporated herein given upon the authority of such firm as experts in auditing and accounting.